VIA EDGAR                                                                                                                                                                                                          April 18, 2013

John Stickel
Justin Dobbie
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Capall Stables, Inc.
Registration Statement on Form S-1
Filed March 25, 2013
File No. 333-185664

On April 18, 2013, the company amended its S-1 (file No. 333.185664) to include the letter from the Company’s previous auditor as Exhibit 16.1

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Capall Stables, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President